Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Prospectus and Registration Statement on Form S-3 of our report, dated July 22, 2014, except for the last two paragraphs of Note 1, as to which the date is September 5, 2014, and except for the retrospective adjustment discussed in paragraphs two and three in the basis of presentation section of Note 3, as to which the date is March 27, 2015, relating to our audit of the consolidated financial statements of Fifth Street Asset Management Inc. (Successor to Fifth Street Management Group) for the year ended December 31, 2013, included in the Annual Report on Form 10-K of Fifth Street Asset Management Inc. for the year ended December 31, 2015.

/s/ CohnReznick LLP
New York, New York
January 5, 2017